UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Resources Inc.
Retirement Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
AGL Resources Inc. Retirement Savings Plus Plan
Atlanta, GA

We have audited the accompanying statement of net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
June 27, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Atlanta, GA
June 25, 2012

AGL Resources Inc.
Retirement Savings Plus Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011
	2012	2011
Assets
Investments, at fair value:
AGL Resources Inc. common stock	$112,709,171	$118,785,972
Mutual funds	186,942,295	133,744,001
Common/collective trusts	33,784,166	48,960,346
Total investments	333,435,632	301,490,319
Cash	168,048	31,633
Receivables:
Employer contribution	269,619	269,183
Participant contributions	23,058	653,667
Notes receivable from participants	6,749,251	6,958,792
Due from broker for securities sold	4,501	865,799
Total receivables	7,046,429	8,747,441
Accrued interest	20,790	20,783
Net assets reflecting investments at fair value	340,670,899	310,290,176

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,207,950)	(887,574)
Net assets available for benefits	$339,462,949	$309,402,602

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,080,186
Dividends	6,153,069
Dividends on AGL Resources Inc. common stock	4,296,430
20,529,685
Interest income on notes receivable from participants	302,905
Contributions:
Participant	12,950,550
Employer	7,278,420
Rollover	190,900
20,419,870
Total additions	41,252,460
Deductions from net assets attributed to:
Benefits paid to participants	(21,895,973)
Administrative expenses	(88,346)
Total deductions	(21,984,319)
Net increase before transfer	19,268,141
Transfers in from other plan	10,792,206
Net assets available for benefits:
Beginning of year	309,402,602
End of year	$339,462,949

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
As of December 31, 2012 and 2011

1.	Plan Description

The following description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information.  Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors.  The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee has engaged Bank of America, N.A. (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group serves in the role of record keeper and custodian for the RSP Plan.

Contributions
Employee Contributions
Each year, participants may elect to make either before-tax contributions, traditional after-tax contributions, or a combination thereof.  The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer.  An automatic pre-tax contribution deferral of 3% of eligible compensation will be provided for employees hired or rehired on or after January 1, 2012, when no other election is made.  The automatic enrollment will become effective on the first day of the first full pay period beginning 60 days after the eligible new employee has received notice of such automatic enrollment.

Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.  The Plan also accepts certain rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest their account balances in any investment fund, the Plan has designated a qualified default investment fund.  Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).

Company Matching Contributions
Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period.  Participants eligible for a defined benefit pension plan receive a matching contribution equal to 65% of the participant’s before-tax contributions up to 8% of the participant’s compensation.  Participants not eligible for a defined benefit pension plan receive a matching contribution equal to 100% of the participant’s first 3% of before-tax contributions and 75% of the participant’s next 3% of contributions.  For non-pension eligible participants, the Company also makes an additional non-discretionary annual contribution of 1.5% of the participant’s eligible pay, if they are an employee as of the last day of the plan year.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, may be used to reduce future Company contributions or may be applied to RSP Plan expenses incurred with respect to administering the RSP Plan.  At December 31, 2012 and 2011, forfeited non-vested accounts totaled $269,991 and $184,258, respectively.  In 2012, the RSP Plan did not use any of the forfeited nonvested account balances to decrease Company contributions.  In 2012, the RSP Plan applied $0 to RSP Plan expenses.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and RSP Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account.  A participant’s contribution is vested immediately.  A participant’s matching contributions account is vested upon occurrence of any one of the following:

•	Attainment of age 65 while employed by the Company;

•	Death while employed by the Company;

•	Permanent disablement while employed by the Company; or

•	Completion of three years of vesting service.

Partial vesting occurs during the three years of vesting service as follows:

Percentage
Vested of
Years of Vesting Service	Matching
Completed by Employee	Contributions

Less than 1 year	0%
1 year	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator.  Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements.  An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59½ (or has satisfied certain other criteria established in the Internal Revenue Code (“IRC”) at the time of withdrawal).  Additionally, participants greater than age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service.  If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant.  Otherwise, a participant may delay the distribution of his or her account until 60 days after the end of the RSP Plan year following the later of (i) the year in which the participant reaches age 70½, (ii) the year in which the participant retires, (iii) the year in which the participant reaches 10 years of participation, or (iv) the year in which the participant actually incurs severance from employment.

Generally, a participant’s distribution will be made in a single sum of cash.  To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution.  Such distributions will, generally, be subject to 20% income tax withholding.

Notes receivable from participants
Participants may borrow from their participant accounts.  The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Committee or the least of (a) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (b) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (c) 50% of the participant’s vested account balance.  Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years.  The loans receivable to the RSP Plan are secured by the loan balance in the participant’s account and bear interest at fixed rates that range from 3.25% to 10.5%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending as of the origination date.  As of December 31, 2012, this rate of interest was the prime rate plus 1%.  Interest is computed monthly.

A participant may not have more than one general purpose loan and one residential loan outstanding at any time.  In the event that a participant terminates employment for any reason (or otherwise ceases to be a party-in-interest), any outstanding RSP Plan loan will become due and payable in full at that time.  However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

New Accounting Standards
In May 2011, the FASB issued ASU 2012-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2012-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition
The RSP Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  See Note 4, Fair Value Measurements, for discussion of fair value.  The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodians.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsible contracts through a common/collective trust which are on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The RSP Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Notes receivable from participants
Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

3.	Investments

The following presents investments that represent five percent or more of the RSP Plan’s net assets as of December 31, 2012 and 2011:

	2012	2011
AGL Resources Inc. common stock	$112,709,171	$118,785,972
Invesco Stable Value Trust	32,870,468	29,437,308
Diamond Hill Large Cap Fund CL Y	30,168,071	27,148,812
Harbor Capital Appreciation Fund	24,038,192	21,404,556
Western Asset Core Plus Fund	18,045,061	17,370,226
American Europacific Growth Fund	20,763,688	16,469,249
Vanguard Institutional Index Fund	21,097,954	-
Equity Index Trust XIII	-	19,523,038

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2012 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. common stock	$(6,368,507)
Mutual funds	16,431,486
Common/collective trust funds	17,207
$10,080,186

4.	Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

Common Stock
Valued at the closing price per unit on each business day on the active market in which the securities are traded.

Common/Collective Trusts
The investments include a stable value trust and an index trust.  The investments are valued based on the unit value as reported by the trustee for each common/collective trust, which is determined as of the close of each business day.  Participants’ units are issued and redeemed at unit value (contract value for the stable value trust) at the end of each day.  Were the RSP Plan to initiate a full redemption of the stable value trust investment, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner and in compliance with the trust’s notice provisions.

Mutual Funds
Valued at the net asset value of shares held by the RSP Plan each business day.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The following tables show the fair value of the RSP Plan investments as of December 31, 2012 and 2011.  There were no Level 3 inputs at December 31, 2012 and 2011.  There were no transfers between Level 1 and Level 2 during 2012.

	Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock	$112,709,171	$-	$-	$112,709,171
Mutual funds:
Domestic equity	106,782,551	-	-	106,782,551
International equity	28,854,827	-	-	28,854,827
Asset allocation	20,955,374	-	-	20,955,374
Fixed income	30,349,543	-	-	30,349,543
Common/collective trusts:
Stable value trust	-	32,870,468	-	32,870,468
Index value trust	-	913,698	-	913,698
Total investments	$299,651,466	$33,784,166	$-	$333,435,632

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock	$118,785,972	$-	$-	$118,785,972
Mutual funds:
Domestic equity	71,251,395	-	-	71,251,395
International equity	21,791,575	-	-	21,791,575
Asset allocation	16,835,745	-	-	16,835,745
Fixed income	23,865,286	-	-	23,865,286
Common/collective trusts:
Stable value trust	-	29,437,308	-	29,437,308
Index value trust	-	19,523,038	-	19,523,038
Total investments	$252,529,973	$48,960,346	$-	$301,490,319

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA.  In the event of the RSP Plan termination, participants would become 100% vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 25, 2011, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC.  The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the RSP Plan is qualified and the related trust is tax exempt.  During 2013, Plan management applied for a new determination letter; however, a response from the IRS has not yet been received.

U.S. GAAP requires RSP Plan management to evaluate tax positions taken by the RSP Plan and recognize a tax liability (or asset) if the RSP Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The RSP Plan administrator has analyzed the tax positions by the RSP Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The RSP Plan is subject to routine audits by taxing jurisdictions; an audit for the 2009 tax year has been closed.

7.	Transfers in from other plan

On April 2, 2012, the SouthStar Energy Solutions, L.L.C. 401(k) Profit Sharing Plan merged into the Plan.  An aggregate $10,792,206 was transferred and is included in the Statement of Changes in Net Assets Available for Benefits.

8.	Related Party Transactions and Party-In-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.  The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock and a common/collective trust managed by Bank of America, N.A., an affiliate of the Trustee and recordkeeper of the RSP Plan.  In addition, participant loans receivable qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.  The Plan made a direct payment to the record keeper and custodian of $88,345 which was not covered by revenue sharing.  The Company pays directly any other fees related to the Plan’s operations.

9.	Risks and Uncertainties

The RSP Plan invests in various investment securities, including the Company’s common stock.  Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Subsequent Events

The RSP Plan administrator has evaluated subsequent events since the date of these financial statements.

On June 28, 2013, the Nicor Companies Savings Investment Plan will merge into the RSP Plan.

There were no other events or transactions discovered during the evaluation that require recognition or disclosure in the financial statements.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$339,462,949	$309,402,602
Adjustments from contract value to fair value for
fully benefit responsive investment contracts	1,207,950	887,574
Less: Benefits claims payable	-	(31,633)
Net assets available for benefits per the Form 5500	$340,670,899	$310,258,543

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the years ended December 31, 2012:

Total net investment income per the financial statements	$20,529,685
Adjustments from contract value to fair value for fully benefit responsive investment contracts	320,376
Total net investment income per the Form 5500	$20,850,061

Supplemental Schedule

AGL Resources Inc.
Retirement Savings Plus Plan
Schedule H, Line 4i – Schedule of Assets (Held at end of Year)
December 31, 2012 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost **	Current Value
*	Invesco Stable Value Trust	Common investment trust		$32,870,468
	Wells Fargo Stable Return FD C	Common investment trust		913,698
*	AGL Resources Inc.	Common stock		112,709,171
	Alger Smidcap Growth Fund CL I	Mutual fund		12,541,424
	American Europacific Growth Fund	Mutual fund		20,763,688
	Artio Intl Equity Fund II CL I	Mutual fund		524,325
	Aston/River Road Select Value Fund	Mutual fund		14,455,463
	Davis Selected American Shares	Mutual fund		4,481,446
	Diamond Hill Large Cap Fund CL Y	Mutual fund		30,168,071
	Dodge & Cox International Fund	Mutual fund		7,566,814
	Harbor Capital Appreciation Fund	Mutual fund		24,038,192
	Pimco Total Return Fund	Mutual fund		12,304,482
	Vanguard Institutional Index Fund	Mutual fund		21,097,955
	Wells Fargo Outlook Today Fund	Mutual fund		417,831
	Wells Fargo Target 2010 Fund	Mutual fund		1,280,699
	Wells Fargo Target 2015 Fund	Mutual fund		3,520,322
	Wells Fargo Target 2020 Fund	Mutual fund		4,532,849
	Wells Fargo Target 2025 Fund	Mutual fund		4,498,808
	Wells Fargo Target 2030 Fund	Mutual fund		3,268,808
	Wells Fargo Target 2035 Fund	Mutual fund		1,181,181
	Wells Fargo Target 2040 Fund	Mutual fund		1,166,425
	Wells Fargo Target 2045 Fund	Mutual fund		430,402
	Wells Fargo Target 2050 Fund	Mutual fund		658,049
	Western Asset Core Plus Fund	Mutual fund		18,045,061
*	Participant loans	Various maturities		6,749,251
		(interest rates from 3.25% to 10.5%)
				$340,184,883
*           Denotes parties-in-interest.
**        Cost information not required for participant-directed accounts under an individual account Plan.

SIGNATURE

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 27, 2013	/s/ Bryan E. Seas
Senior Vice President and Chief Accounting Officer; Member of the Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP
23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP